APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

CRAZY GOOD KITCHEN MIAMI, LLC
Balance Sheet - unaudited
For the period ended 06-30-23

	Current Period
	30-Jun-23
ASSETS	
Current Assets:	
Cash	$ 100,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	2,400.00
Temporary Investments	-
Total Current Assets	102,400.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	31,000.00
Computer Equipment	750.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	31,750.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	24,750.00
Other Assets	-
Total Other Assets	24,750.00
TOTAL ASSETS	$ 158,900.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity	$	**158,900.00**
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		158,900.00
TOTAL LIABILITIES & EQUITY	$	**158,900.00**
Balance Sheet Check		-

I, JOSE A DESOUZA, certify that:

1. The financial statements of CRAZY GOOD KITCHEN MIAMI LLC included in this Form are true and complete in all material respects; and
2. The tax return information of CRAZY GOOD KITCHEN MIAMI LLC has not been included in this Form as CRAZY GOOD KITCHEN MIAMI LLC was formed on 02/15/2023 and has not filed a tax return to date.

Signature   *JOSE A DESOUZA*

Name: JOSE A DESOUZA

Title: Owner